UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

ENTELLUS MEDICAL, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29363K105
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Christopher R. May, Esq.
Simpson Thacher & Bartlett LLP
600 Travis Street, Suite 5400
Houston, TX 77002
(713) 821-5650

July 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS

KKR Health Care I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,405,372

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,405,372

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS

KKR Fund Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,405,372

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,405,372

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS

KKR Fund Holdings GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,405,372

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,405,372

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS

KKR Group Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,405,372

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,405,372

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS

KKR Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,405,372

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,405,372

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS

KKR & Co. L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,405,372

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,405,372

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS

KKR Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,405,372

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,405,372

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS

Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,405,372

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,405,372

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 29363K105

1	NAMES OF REPORTING PERSONS

George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,405,372

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,405,372

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,405,372

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Entellus Medical, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3600 Holly Lane North, Suite 40, Plymouth, Minnesota 55447.

Item 2.	Identity and Background

(a) and (f) This Statement is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	KKR Health Care I LLC, a Delaware limited liability company (“KKR Health Care”);
(ii)	KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);
(iii)	KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);
(iv)	KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);
(v)	KKR Group Limited, a Cayman Islands limited company (“KKR Group”);
(vi)	KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);
(vii)	KKR Management LLC, a Delaware limited liability company (“KKR Management”);
(viii)	Henry R. Kravis, a United States citizen; and
(ix)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (ix) are collectively referred to herein as the “Reporting Persons”).

KKR Fund Holdings is the managing member of KKR Health Care. KKR Fund Holdings GP is a general partner of KKR Fund Holdings. KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings. KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co. Messrs. Kravis and Roberts are the designated members of KKR Management.

Each of Messrs. William J. Janetschek, Todd A. Fisher and David J. Sorkin is a director of KKR Fund Holdings GP and KKR Group.  Each of Messrs. Kravis, Roberts, Janetschek and Sorkin is an executive officer of KKR Fund Holdings GP and KKR Group.  Each of Messrs. Fisher, Janetschek and Sorkin is a United States citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

(b) The address of the principal business office of KKR Health Care, KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management, Messrs. Kravis, Fisher, Janetschek and Sorkin is:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, California 94025

(c) KKR Health Care is an investment vehicle.  Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for the subsidiaries engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Fisher, Janetschek and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates (together, with its affiliates, “KKR”).

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

On July 13, 2017, in connection with the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of July 6, 2017 (the “Merger Agreement”) among the Issuer, Spirox, Inc., a Delaware corporation (“Spirox”), Stinger Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of the Issuer (“Merger Sub”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as representative of Spirox’s equity holders, pursuant to which, among other things, Merger Sub merged with and into Spirox, with Spirox continuing as the surviving entity and an indirect wholly-owned subsidiary of the Issuer (the “Merger”), KKR Health Care received, in exchange for its interest in Spirox, 1,405,372 shares of Common Stock and a cash payment of $16,051,218, which amount excludes additional cash consideration of $2,377,144 held in escrow and reserve that may be released to KKR Health Care in the future.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock as described in this Statement for investment purposes and intend to review their investments in the Issuer on a continuing basis.  Subject to the terms of the Merger Agreement and Lock Up Agreement, discussed in Item 6 below, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement.

Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Pursuant to the terms of the Merger Agreement, James C. Momtazee, an executive of KKR, was elected to the Issuer’s board of directors in connection with the closing of the Merger.  Mr. Momtazee is required to transfer to KKR the economic benefits of his compensation received in connection with his service on the board of directors of the Issuer.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  The Reporting Persons beneficially own an aggregate of 1,405,372 shares of Common Stock, which is directly held by KKR Health Care.  The shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 5.5% of the outstanding shares of Common Stock.

Each of KKR Fund Holdings (as the managing member of KKR Health Care), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as a general partner of KKR Fund Holdings and the sole shareholder of KKR Fund Holdings GP), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.) and Messrs. Kravis and Roberts (as the designated members of KKR Management) may be deemed to share voting and dispositive power with respect to any shares of Common Stock beneficially owned directly by KKR Health Care, and each disclaims beneficial ownership of such shares of Common Stock.

None of Messrs. Fisher, Janetschek or Sorkin beneficially owns any shares of Common Stock.

(c)  Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2, has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Merger Agreement

Acquisition of Issuer’s Common Stock

Pursuant to the Merger Agreement, KKR Health Care received, in exchange for its interest in Spirox, 1,405,372 shares of Common Stock and a cash payment of $16,051,218, which amount excludes additional cash consideration of $2,377,144 held in escrow and reserve that may be released to KKR Health Care in the future.  Under the terms of the Merger Agreement, the Issuer has agreed to pay additional contingent merger consideration to Spirox’s former equity holders based on the Issuer’s net revenue from sales of Spirox’s LATERA™ device, subsequent versions thereof and any other device that treats nasal valve collapse or nasal lateral wall insufficiency by increasing the mechanical strength of the nasal lateral wall through the use of a synthetic graft, evaluated annually during the four-year period following the Merger. The Issuer has the discretion to pay the contingent consideration in shares of Common Stock or cash, subject to compliance with applicable rules and regulations of the Securities Act of 1933, as amended (the “Securities Act”), and NASDAQ. A portion of the contingent consideration will be subject to certain rights of set-off for any post-closing indemnification obligations of Spirox’s former equity holders.

Registration Rights

Pursuant to the Merger Agreement, the Issuer has agreed to file a resale shelf registration statement on Form S-1 or Form S-3 to register for resale under the Securities Act, the shares of Common Stock issued to KKR Health Care in connection with the Merger.  For so long as registrable securities remain outstanding, the Issuer is required to use commercially reasonable efforts to keep effective any such registration statement, provided that the Issuer’s obligations in this regard shall cease five years from the original date of effectiveness of the applicable registration statement.  Concurrently with entering into the Merger Agreement, the Issuer entered into a Joinder and Release Agreement (the “Joinder Agreement”) with KKR Health Care, pursuant to which KKR Health Care agreed to join and become a party to the Merger Agreement.

The foregoing description of the Merger Agreement and Joinder Agreement is qualified in its entirety by reference to the Merger Agreement and Joinder Agreement which are filed as Exhibits C and D, respectively, to this Statement and incorporated by reference herein.

Lock-Up Agreement

In connection with the Merger, the Issuer and KKR Health Care entered into a lock-up agreement providing, among other things and subject to customary exceptions, that KKR Health Care shall not offer, sell, contract to sell, pledge, assign, grant any option, right or warrant to purchase, lend, make any short sale, enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership or otherwise dispose of shares of Common Stock received in connection with the Merger. The lock-up shall apply for a period of (i) three months from the date of closing of the Merger in the case of 25% of the Common Stock received in connection with the Merger, (ii) six months from the date of closing of the Merger in the case of an additional 25% of Common Stock received in connection with the Merger and (iii) 12 months in the case of the remaining Common Stock received in connection with the Merger.

The foregoing description of the lock-up agreement is qualified in its entirety by reference to the lock-up agreement, which is filed as Exhibit E to this Statement and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.	Powers of Attorney

C.
Agreement and Plan of Merger dated as of July 6, 2017 among the Issuer, Stinger Merger Sub Inc., Spirox, Inc., and Fortis Advisors LLC, as the Equityholders Representative (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 7, 2017)

D.	Joinder and Release Agreement dated as of July 6, 2017 between the Issuer and KKR Health Care

E.	Lock-Up Agreement dated as of July 6, 2017 between the Issuer and KKR Health Care

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2017

KKR HEALTH CARE I LLC

By:	KKR Fund Holdings L.P., its managing member
	By:	KKR Group Holdings L.P., a general partner
By: KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings L.P., a general partner
By: KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact for William J. Janetschek, Director

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
	Name:	Terence Gallagher
	Title:	Attorney-in-fact

EXHIBIT INDEX

A.	Joint Filing Agreement by and among the Reporting Persons.

B.	Powers of Attorney

C.
Agreement and Plan of Merger dated as of July 6, 2017 among the Issuer, Stinger Merger Sub Inc., Spirox, Inc., and Fortis Advisors LLC, as the Equityholders Representative (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 7, 2017)

D.	Joinder and Release Agreement dated as of July 6, 2017 between the Issuer and KKR Health Care

E.	Lock-Up Agreement dated as of July 6, 2017 between the Issuer and KKR Health Care